LINDQUIST & VENNUM P.L.L.P.

4200 IDS CENTER 80 SOUTH EIGHTH STREET MINNEAPOLIS, MN 55402-2274 TELEPHONE: 612-371-3211 FAX: 612-371-3207	IN DENVER: 600 17TH STREET, SUITE 1800 SOUTH DENVER, CO 80202-5441 TELEPHONE: 303-573-5900 FAX: 303-573-1956
ATTORNEYS AT LAW	www.lindquist.com

RONALD D. MCFALL (612) 371-3551 rmcfall@lindquist.com

April 16, 2007

VIA EDGAR Ms. April Sifford Branch Chief Accountant Securities and Exchange Commission Division of Corporation Finance Mail Stop 7010 Washington, D.C. 20549-7010

Re:	Dakota Growers Pasta Company, Inc. Form 10-K for the Fiscal Year Ended July 31, 2006 File No. 0-50111

Dear Ms. Sifford:

I am writing on behalf of Dakota Growers Pasta Company, Inc. (the “Company” or “Dakota Growers”) in response to your letter dated April 2, 2007.  For convenience and clarity, we have set forth the text of your comments below.  The Company hereby responds to the comments in the order presented.

Form 10-K for fiscal year ended July 31, 2006

Liquidity and Capital Resources
Contractual Obligations Table, page 21

1.                                       Please disclose your future commitments of interest payments on your long-term debt as a footnote to your commitment table or discuss elsewhere within the liquidity section for the same periods presented in the table.

RESPONSE:  We accept your comment on the future commitments of interest payments on our long-term debt.  We respectfully request to prospectively incorporate this disclosure and not amend our Form 10-K for the fiscal year ended July 31, 2006.

Consolidated Statement of Cash Flows, page 29

2.                                       We note the $5.4 million increase in cash from operating activities in 2005 related to accrued promotional costs applied to marketing prepayments. We also note your disclosure of the agreement with U.S. Foodservice within Liquidity and Capital

LINDQUIST & VENNUM P.L.L.P.

Ms. April Sifford
Securities and Exchange Commission
April 16, 2007

Resources on page 20. Tell us and disclose how you accounted for this agreement and where the offsetting amount is reflected in your consolidated statement of cash flows.

RESPONSE:  The Company amortized the marketing prepayments to U.S. Foodservice based on sales volumes over the initial term of the agreement with U.S. Foodservice that governed such prepayments.  Amounts amortized were netted against revenues and disclosed as part of discounts and allowances in the Consolidated Statement of Operations, and included in the depreciation and amortization line in net cash from operating activities in the Consolidated Statement of Cash Flows.

As disclosed in the Form 10-K, the Company entered into an agreement with U.S. Foodservice in March 2005 which included provisions to apply accrued promotional amounts to the unamortized portion of the marketing prepayments made to U.S. Foodservice. The March 2005 agreement eliminated the Company’s right to be the exclusive supplier of dry pasta products to U.S. Foodservice and did not provide for minimum purchase commitments by U.S. Foodservice.

Amounts accrued under promotional programs would have typically been paid to U.S. Foodservice in the form of a check to U.S. Foodservice or via a deduction by U.S. Foodservice from invoice amounts remitted to the Company.  The marketing prepayments made to U.S. Foodservice corresponded with minimum volume commitments agreed to by U.S. Foodservice. As those volume commitments had not been met when the March 2005 agreement was executed, the Company was owed the unamortized balance of the marketing prepayments. Therefore, certain accrued promotional funds were applied to amounts due to the Company for the unamortized marketing prepayments until the obligation was settled in full.

Amounts accrued for the promotional programs were netted against revenues and disclosed as part of discounts and allowances in the Consolidated Statement of Operations.  As the accrued promotional amounts reduced net income but were not paid to U.S. Foodservice, the Company disclosed the $5.4 million of accrued promotional costs applied to marketing prepayments as a separate component of “Adjustments to reconcile net income to net cash from operating activities” in the Consolidated Statement of Cash Flows.  The offsetting amount in the Consolidated Statement of Cash Flows is reflected in the change in other accrued liabilities as the accrued promotional liability for U.S. Foodservice at July 31, 2005 would have been higher if the amounts accrued had not been applied against the unamortized marketing prepayment.

LINDQUIST & VENNUM P.L.L.P.

Ms. April Sifford
Securities and Exchange Commission
April 16, 2007

Controls and Procedures
Changes in Internal Controls over Financial Reporting, page 49

3.                                       Tell us and disclose in detail which “applicable internal controls over financial reporting were reviewed and changed as necessary” in conjunction with the resignation of Thomas P. Friezen as the Company’s Chief Financial Officer and the appointment of Edward O. Irion to the position of Chief Financial Officer on February 21, 2006.

RESPONSE:  Upon the resignation of Mr. Friezen and the appointment of Mr. Irion to the CFO position, Mr. Irion assumed the duties and responsibilities that Mr. Friezen had previously held within the Company.  These duties include the oversight of the Company’s financial reporting, authorization of certain agreements, approval of certain payment requests and marketing programs, and the certification of the Company’s quarterly and annual reports filed with the SEC (18 U.S.C §1350 (adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002) and (SEC Rule 13a-14(a) or 15d-14(a)).

The changes made related primarily to the personnel performing certain duties.  For example, Mr. Irion’s appointment to CFO further included the creation of the position of Corporate Controller.  The Corporate Accountant was promoted to the Corporate Controller position and a new Corporate Accountant was hired.  The financial reporting structure was changed in conjunction with these personnel changes.

As I indicated in my conversation earlier today with Mr. Carroll of the staff, in light of the information presented above, the Company believes that it is appropriate to include information regarding these matters in the Company’s future filings. Therefore, the Company respectfully requests that it not be required to amend its Form 10-K filing for the period ended July 31, 2006, but that it expand its disclosure in future filings to deal with these matters.

___________________

In response to your request, by this letter the Company has authorized me to represent to you on the Company’s behalf that the Company acknowledges that:

the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings;

the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States; and

the Company has been advised the Division of Enforcement has access to all information the Company provides to the staff of the Division of Corporation Finance in its review of the Company’s filings or in response to the staff’s comments on the Company’s filings.

LINDQUIST & VENNUM P.L.L.P.

Ms. April Sifford
Securities and Exchange Commission
April 16, 2007

Please contact the undersigned at (612) 371-3551 or Jonathan B. Levy of Lindquist & Vennum, P.L.L.P. at (612) 371-3211 or by facsimile at (612) 371-3207 if you have any questions or need additional information.

Very truly yours

LINDQUIST & VENNUM P.L.L.P.

Ronald D. McFall

RDM/mbo